503/11/04

K9 3/18

04004824

SECURITIE[illegible] [illegible]ION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-46305

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-03 (MM/DD/YY) AND ENDING 12-31-03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Acordia Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1014 Vine Street, Suite 1100
(No. and Street)

Cincinnati, OH 45202
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Susan Verschoor, Senior Vice President 513/333-2130
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

VonLehman & Company Inc.
(Name – *if individual, state last, first, middle name*)

250 Grandview Drive, Fort Mitchell, KY 41017
(Address) (City) (State) (Zip Code)

SEC MAIL PROCESSING RECEIVED FEB 27 2004 WASH, D.C. 188 SECTION

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED MAR 23 2004 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Susan Verschoor, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Acordia Securities, Inc., as of Feb. 26, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NANCY D. JERGER
NOTARY PUBLIC, STATE OF OHIO
MY COMMISSION EXPIRES 09-22-07

Susan S. Verschoor
Signature

President
Title

Nancy Jerger
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ACORDIA SECURITIES, INC.

December 31, 2003

FINANCIAL STATEMENTS AND AUDITORS' REPORT

ACORDIA SECURITIES, INC.

TABLE OF CONTENTS

VON LEHMAN + COMPANY INC.

INDEPENDENT AUDITORS' REPORT

Board of Directors
Acordia Securities, Inc.

We have audited the accompanying statements of financial condition of Acordia Securities, Inc. as of December 31, 2003 and 2002 and the related statements of income, stockholder's equity and cash flows, and changes in liabilities subordinated to claims of general creditors for the years then ended that the Company is filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Acordia Securities, Inc. as of December 31, 2003 and 2002, and the results of its operations and cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements, taken as a whole. The information contained in Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

VonLehman & Company Inc.

Fort Mitchell, Kentucky
January 30, 2004

4695 Lake Forest Drive √ Cincinnati, OH √ 45242-3745 √ 513-891-5911 √ 513-891-5969 fax

CPAs & Advisors

250 Grandview Drive √ Suite 300 √ Fort Mitchell, KY √ 41017-5610 √ 859-331-3300 √ 859-331-4358 fax

(Intentionally Blank)

ACORDIA SECURITIES, INC.
STATEMENTS OF FINANCIAL CONDITION

ASSETS

	December 31,	
	2003	2002
Cash	$ 615,728	$ 748,237
Total Assets	$ 615,728	$ 748,237

LIABILITIES AND STOCKHOLDER'S EQUITY

	2003	2002
Liabilities		
Intercompany - Due to Parent	$ -	$ 133,737
Commission Payable	-	6,861
Income Tax Payable	7,531	12,587
Total Liabilities	7,531	153,185
Stockholder's Equity		
Common Stock (300 Shares Authorized, Issued and Outstanding; $1 Par Value)	300	300
Additional Paid-In Capital	29,700	29,700
Retained Earnings	578,197	565,052
Total Stockholder's Equity	608,197	595,052
Total Liabilities and Stockholder's Equity	$ 615,728	$ 748,237

See accompanying notes.

ACORDIA SECURITIES, INC.
STATEMENTS OF INCOME

	Years Ended December 31,	
	2003	2002
Revenues		
Commissions	$ 97,513	$ 48,640
Interest	6,785	8,641
Total Revenues	104,298	57,281
Expenses		
Commission Expense	-	10,488
Management Fee	64,000	3,000
Professional Fees	15,284	4,304
Dues and Subscriptions	3,400	1,435
Other Expense	938	2,598
Total Expense	83,622	21,825
Income Before Income Tax	20,676	35,456
Income Tax	7,531	12,587
Net Income	$ 13,145	$ 22,869

See accompanying notes.

ACORDIA SECURITIES, INC.
STATEMENTS OF STOCKHOLDER'S EQUITY

	Common Stock		Paid-In	Retained
	Shares	Amount	Capital	Earnings
Balance January 1, 2002	300	$ 300	$ 29,700	$ 542,183
Net Income for Year		-	-	22,869
Balance December 31, 2002	300	300	29,700	565,052
Net Income for Year		-	-	13,145
Balance December 31, 2003	300	$ 300	$ 29,700	$ 578,197

See accompanying notes.

ACORDIA SECURITIES, INC.
STATEMENTS OF CASH FLOWS

	Years Ended December 31, 2003	Years Ended December 31, 2002
Cash Flows From Operating Activities		
Net Income	$ 13,145	$ 22,869
Reconciliation of Net Income with Cash Flows from Operations		
(Decrease) Increase in Commission Payable	(6,861)	6,861
(Decrease) Increase in Income Tax Payable	(5,056)	12,587
Cash Flows From Operations	1,228	42,317
Cash Flows From Financing Activities		
(Decrease) Increase in Intercompany - Due to Parent	(133,737)	14,964
Net Change in Cash	(132,509)	57,281
Beginning Cash Balance	748,237	690,956
Ending Cash Balance	$ 615,728	$ 748,237

See accompanying notes.

ACORDIA SECURITIES, INC.
STATEMENTS OF CHANGES IN LIABILITIES
SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

	Years Ended December 31,	
	2003	2002
Subordinated Liabilities at January 1,	$ -	$ -
Increases	-	-
Decreases	-	-
Subordinated Liabilities at December 31,	$ -	$ -

See accompanying notes.

ACORDIA SECURITIES, INC.
NOTES TO THE FINANCIAL STATEMENTS

NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES

Acordia Securities, Inc. (the Company), a wholly owned subsidiary of Acordia, Inc. in Chicago, Illinois, commenced operations as of July 1, 1993. These financial statements include only the accounts of the Company. The Company is engaged solely in the sale of mutual funds, variable annuities and variable life insurance products to retail customers.

Revenue Recognition

Customer securities transactions are recorded on a settlement date basis with related commission income and expenses recorded on a trade date basis.

Income Taxes

The Company files a federal income tax return separate from its parent. In 2003, the Company's portion of income taxes is accrued at 31.425%. In 2002, the Company's portion of income taxes is accrued at 35.5%.

NOTE 2 – CASH AND CASH FLOW INFORMATION

For purposes of the cash flow statements, cash includes cash in the Company's checking account.

At certain times throughout the year, the Company may have cash in excess of insured limits in financial institutions. At December 31, 2003 the Company had $685,258 in one financial institution, of which $100,000 was covered by FDIC insurance limits.

NOTE 3 – RELATED PARTY TRANSACTIONS

Expenses of the Company are paid by the parent company and reimbursed by Acordia Securities, Inc. In 2003, Acordia Securities, Inc. entered into a management agreement with its parent, Acordia, Inc., whereby, Acordia, Inc. provides accounting and management services to Acordia Securities, Inc. including rent, utilities, salaries and commissions, telephone, equipment, furniture, postage, office supplies and other administrative services.

NOTE 4 – LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

As of December 31, 2003, there were no liabilities subordinated to claims of general creditors.

NOTE 5 – NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2003, the Company had net capital of $608,197, which was $603,197 in excess of its required net capital of $5,000, and a net capital ratio of .01 to 1.

SUPPLEMENTAL INFORMATION

Pursuant to Rule 17a-5 of the Securities Exchange Act of 1934
As of December 31, 2003

SCHEDULE I

ACORDIA SECURITIES, INC.
COMPUTATIONS OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

	December 31, 2003	December 31, 2002
Net Capital		
Total Stockholders' Equity	$ 608,197	$ 595,052
Deduction and/or Charges		
Non-Allowable Assets	-	-
Net Capital Before Haircuts on Securities Positions	608,197	595,052
Haircuts on Securities (Computed, Where Applicable, Pursuant to Rule 15c3-1(f))	-	-
Net Capital	$ 608,197	$ 595,052
Aggregate Indebtedness (AI)		
Intercompany - Due to Parent	$ -	$ 133,737
Commission Payable	-	6,861
Income Taxes Payable	7,531	12,587
Total Aggregate Indebtedness	$ 7,531	$ 153,185
Computation of Basic Net Capital Requirements		
Minimum Net Capital Required		
Company (Greater of 6 2/3% of AI or $5,000)	$ 5,000	$ 10,212
Broker-Dealer Subsidiary	-	-
Net Capital Requirement (Greater of Above)	$ 5,000	$ 10,212
Excess Net Capital	$ 603,197	$ 584,840
Excess Net Capital at 1000% (Net Capital Less 10% of AI)	$ 602,444	$ 579,733
Ratio: Aggregate Indebtedness to Net Capital	.01 to 1	.26 to 1
Reconciliation with Company's Computation		
(Included in Part II of Form X-17A-5 as of December 31)		
Net Capital as Reported in Company's Part II (Unaudited) FOCUS Report	$ 608,197	$ 607,638
Net Audit Adjustments	-	(12,586)
Net Capital Per Above	$ 608,197	$ 595,052

SCHEDULE II

ACORDIA SECURITIES, INC.
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2003

Acordia Securities, Inc. is engaged as an introducing broker, whereby they agree to only sell shares in Mutual Funds, Variable Annuities and Variable Life Insurance Products, thereby not possessing or controlling any customer accounts. Under the exemptive provisions of SEC rule 15c3-3(k)(1) no Computation for Determination of Reserve Requirement Schedule is necessary.

SCHEDULE III

ACORDIA SECURITIES, INC.
INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2003

Acordia Securities, Inc. is engaged as an introducing broker, whereby they agree to only sell shares in Mutual Funds, Variable Annuities and Variable Life Insurance Products, thereby not possessing or controlling any customer accounts. Under the exemptive provisions of SEC rule 15c3-3(k)(1) no Information Relating to Possession or Control Requirements Schedule is necessary.

VON LEHMAN + COMPANY INC.

INDEPENDENT AUDITORS'
REPORT ON INTERNAL CONTROL STRUCTURE
REQUIRED BY SECURITIES AND EXCHANGE COMMISSION RULE 17a-5

Board of Directors
Acordia Securities, Inc.

In planning and performing our audit of the financial statements of Acordia Securities, Inc. for the year ended December 31, 2003, we considered its internal control structure, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.
2. Recordation of differences required by rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of the inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of these practices and procedures to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

4695 Lake Forest Drive √ Cincinnati, OH √ 45242-3745 √ 513-891-5911 √ 513-891-5969 *fax*

CPAs & Advisors

250 Grandview Drive √ Suite 300 √ Fort Mitchell, KY √ 41017-5610 √ 859-331-3300 √ 859-331-4358 *fax*

Board of Directors
Acordia Securities, Inc.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

VonLehman & Company Inc.

Fort Mitchell, Kentucky
January 30, 2004